-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF ACQUISITION OF 34% INTEREST IN AQWISE

Tel Aviv, March 15, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has completed the acquisition of approximately 34% of the outstanding shares of AqWise – Wise Water Solutions Ltd., an Israeli-based water technology company ("AqWise"), from Polar Investments Ltd. (TASE: PLR) and other existing shareholders in consideration for approximately $3.4 million.

AqWise, headquartered in Israel with offices in Mexico, provides advanced biological wastewater treatment technologies. AqWise's patented AGAR® (Attached Growth Airlift Reactor) technology increases capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology. It can be used for upgrading the biological process in existing plants or for application in new plants with limited space. The company's solutions are successfully implemented worldwide in over 20 municipal and industrial plants, in various fields: pulp and paper, food and beverage, agricultural wastewater, chemical plants and aquaculture farms.

AGAR® is the successful result of more than a decade of intensive research and development in which the fixed bio-film moving bed technology, utilizes suspended biomass carriers with extended surface area for bio-film growth.

The major shareholder in AqWise is the Mexican-based AHMSA, the largest integrated steel producer and the second largest mining company in Mexico.

Yair Cohen, Vice President of Elron, commented: "This is our second investment in the field of water technologies, making Elron an influential player in this emerging global market. AqWise is a highly promising company, with innovative solutions and a strong customer-base. The advanced technologies developed by AqWise address today's urgent needs for cost effective wastewater treatment solutions ".

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555 elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)